UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INSO Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

456783109
(CUSP Number)

Paul D. Weaver, Houghton Mifflin Company, 222 Berkeley
Street,
Boston, MA 02116 (617) 351-5102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 3, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1(b)(3) or (4), check the following box.


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SCHEDULE 13D

CUSP No. 456783109
Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     Houghton Mifflin Company
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     04-1456030

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /  /
(b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS   2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
     1,952,600

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     1,952,600

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     1,952,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.2%

14.  TYPE OF REPORTING PERSON*
     CO

Item 1.  Security and Issuer.

Common Stock
INSO Corporation
31 St. James Avenue
Boston, Massachusetts 02116

Item 2.  Identity and Background.

Houghton Mifflin Company, a Massachusetts corporation
Publisher
222 Berkeley Street
Boston, Massachusetts   02116
Items 2(d) and (e) are not applicable

Item 3.  Source and Amount of Funds or Other Consideration.

This Amendment No. 5 to Schedule 13D is being filed to report Houghton Mifflin Company's disposition of 1,920,000 shares of the outstanding common stock of INSO Corporation. See Item 4.

Item 4.  Purpose of Transaction.

On August 3, 1998 Houghton Mifflin Company redeemed 50% of its outstanding 6% Exchangeable Notes Due 1999 or Stock Appreciation Income Linked Securities ("SAILS"). The redeemed SAILS had an aggregate face value of Sixty Five Million Two Hundred Eighty Thousand Dollars ($65,280,000) and were redeemed at a rate equal to (i) two shares of the common stock of INSO Corporation for each SAILS, or an aggregate of 1,920,000 shares, and (ii) cash in an amount equal to all accrued and unpaid interest thereon.

On November 8, 1996, Houghton Mifflin Company sold 5,000 shares of the common stock of INSO Corporation in an open market transaction, which was not required to be reported on an amendment to the reporting person's
Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) Aggregate number of securities owned and percentage of class
     1,952,600 shares, or 13.2% of class

     (b)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote
                1,952,600 shares

          (ii)  Shared power to vote or direct the vote
                0 shares

          (iii) Sole power to dispose or to direct the disposition
                1,952,600 shares

          (iv) Shared power to dispose or to direct the disposition
                0 shares

     (c)  Transactions during past 60 days
          Not applicable

     (d)  Other persons known to have certain rights
          Not applicable

     (e) Date on which reporting person ceased to be beneficial owner of more than 5% of class
          Not applicable

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to be Filed as Exhibits.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 1998


/s/ Gail Deegan
___________________
Name:  Gail Deegan
Title: Executive Vice President

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